UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No.     )*

Metrologic Instruments, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

591676101

(CUSIP Number)

Barry M. Abelson, Esq.
Pepper Hamilton LLP
3000 Two Logan Square
18th and Arch Streets
Philadelphia, Pennsylvania 19103
(215) 981-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 12, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 591676101 Page 2 of 19

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) C. Harry Knowles

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; see Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,874,821

	8.	Shared Voting Power 4,698,110

	9.	Sole Dispositive Power 3,874,821

	10.	Shared Dispositive Power 4,698,110

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,572,931

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 37.8%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 591676101 Page 3 of 19

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Janet H. Knowles

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; see Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,319,580

	8.	Shared Voting Power 4,698,110

	9.	Sole Dispositive Power 4,319,580

	10.	Shared Dispositive Power 4,698,110

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,017,690

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 39.7%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 591676101 Page 4 of 19

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
The Knowles Charitable Foundation, a New Jersey Nonprofit Corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 20-5446261

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; see Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 648,650

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 648,650

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 648,650

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.9%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 591676101 Page 5 of 19

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Janet H. and C. Harry Knowles Foundation, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 01-0485694

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; see Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,049,460

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,049,460

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,049,460

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.8%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 591676101 Page 6 of 19

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
The C. Harry Knowles Grantor Retained Annuity Trust No. 1

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 25-6853147

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; see Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 203,891

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 203,891

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 203,891

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 591676101 Page 7 of 19

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
The C. Harry Knowles Charitable Remainder Annuity Trust No. 1

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 22-6990345

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; see Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 648,650

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 648,650

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 648,650

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 591676101 Page 8 of 19

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Trust under Agreement of C. Harry Knowles dated 4/8/94 FBO Diann H. Lynam

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 23-7762626

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; see Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 100,179

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 100,179

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,179

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.4%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 591676101 Page 9 of 19

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Trust under Agreement of C. Harry Knowles dated 4/8/94 FBO Donnah M. Starzynski

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 23-7762624

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; see Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 100,179

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 100,179

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,179

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.4%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 591676101 Page 10 of 19

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Trust under Agreement of C. Harry Knowles dated 4/8/94 FBO Harry H. Knowles, II

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 23-7762637

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; see Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 59,798

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 59,798

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,798

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 591676101 Page 11 of 19

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Trust under Agreement of C. Harry Knowles dated 4/8/94 FBO Marjorie B. Knowles

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 23-7762631

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; see Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 59,798

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 59,798

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,798

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 591676101 Page 12 of 19

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Trust under Agreement of C. Harry Knowles dated 4/8/94 FBO Robert H. Knowles

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 23-7762635

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; see Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 60,598

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 60,598

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,598

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person (See Instructions) OO

CUSIP Number 591676101

ITEM 1.                                                     Security and Issuer.

This statement is filed with respect to the shares of the common stock, $0.01 par value per share (the “Common Stock”), of Metrologic Instruments, Inc., a New Jersey corporation (the “Company”), beneficially owned by the Reporting Persons (as such term is defined within Item 2 below) as of September 12, 2006, and amends and supersedes the Schedule 13G filed by certain of the Reporting Persons on February 28, 2006.  This Schedule 13D is being filed to reflect the possible formation of a group (within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934) with certain persons who have entered into an agreement to acquire the Company, as more particularly described in Item 4 below.  The Company’s principal executive offices are located at 90 Coles Road, Blackwood, New Jersey 08012.

ITEM 2.                                                     Identity and Background.

(a) - (c)   This statement is being filed by each of the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

(1)           C. Harry Knowles;

(2)           Janet H. Knowles;

(3)                                  The Knowles Charitable Foundation, a New Jersey Nonprofit Corporation, a New Jersey nonprofit corporation (the “Charitable Foundation”);

(4)                                  Janet H. and C. Harry Knowles Foundation, Inc., a New Jersey nonprofit corporation (the “Knowles Foundation”);

(5)                                  The C. Harry Knowles Charitable Remainder Annuity Trust No. 1 (the “CRAT”) (the Charitable Foundation, the Knowles Foundation and the CRAT, collectively, the “Charitable Entities”);

(6)           The C. Harry Knowles Grantor Retained Annuity Trust No. 1 (the “GRAT”);

(7)                                  Trust under Agreement of C. Harry Knowles dated 4/8/94 FBO Diann H. Lynam (the “Lynam Trust”);

(8)                                  Trust under Agreement of C. Harry Knowles dated 4/8/94 FBO Donnah M. Starzynski (the “Starzynski Trust”);

(9)                                  Trust under Agreement of C. Harry Knowles dated 4/8/94 FBO Harry H. Knowles, II (the “Harry Knowles Trust”);

(10)                          Trust under Agreement of C. Harry Knowles dated 4/8/94 FBO Marjorie B. Knowles (the “Marjorie Knowles Trust”); and

CUSIP Number 591676101

(11)                          Trust under Agreement of C. Harry Knowles dated 4/8/94 FBO Robert H. Knowles (the “Robert Knowles Trust”) (the GRAT, the Lynam Trust, the Starzynski Trust, the Harry Knowles Trust, the Marjorie Knowles Trust and the Robert Knowles Trust, collectively, the “Family Trusts”).

Mr. Knowles is Chairman of the Company’s Board of Directors and Interim Chief Executive Officer, and his principal business address is c/o Metrologic Instruments, Inc., 90 Coles Road, Blackwood, New Jersey 08012.  Mr. Knowles is also the President of the Charitable Foundation and of the Knowles Foundation, and serves as the sole trustee of the GRAT.  Mr. Knowles’ is married to Mrs. Knowles.

Mrs. Knowles is Vice President, Administration, Treasurer, Secretary and a director of the Company, and her principal business address is c/o Metrologic Instruments, Inc., 90 Coles Road, Blackwood, New Jersey 08012.  Mrs. Knowles also serves as the sole trustee of the CRAT.

The principal business of the Charitable Foundation is to make qualifying gifts, grants and contributions to organizations which are Section 501(c)(3) tax-exempt entities and Section 509(a) public charities for charitable, educational, healthcare, artistic, literary and scientific purposes.  The principal address of the Charitable Foundation is 425 E. Linden Street, Moorestown, New Jersey 08057.

The principal business of the Knowles Foundation is to assist in the recruitment and development of outstanding teachers of science and mathematics primarily at the high school level.  The principal address of the Knowles Foundation is 1000 N. Church Street, Moorestown, New Jersey 08057.

The CRAT was established by Mr. Knowles for estate planning purposes.  The CRAT is a trust organized under the laws of the State of New Jersey.  Its principal address is 425 E. Linden Street, Moorestown, New Jersey 08057.

Each of the Family Trusts was established by Mr. Knowles for estate planning purposes.  Excluding the GRAT, the principal address of each of the Family Trusts is c/o Ed Plasky, Trustee, at Gold, Meltzer, Plasky & Wise, 505 Pleasant Valley Avenue, Moorestown, New Jersey 08057.  Excluding the GRAT, the trustees of each of the Family Trusts are Ed Plasky and Don DeGrazia.  The principal address of the GRAT is 425 E. Linden Street, Moorestown, New Jersey 08057.  Each of the Family Trusts was organized as a trust under the laws of the State of New Jersey.

(d) and (e)              During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                            Both Mr. and Mrs. Knowles are citizens of the United States of America.

CUSIP Number 591676101

ITEM 3.                                                     Source and Amount of Funds or Other Consideration.

The Charitable Entities and the Family Trusts acquired their beneficial ownership of shares of Common Stock of the Company as the result of gifts of such shares from Mr. and Mrs. Knowles.  See Item 4 below for further information.

ITEM 4.                                                     Purpose of Transaction.

On September 12, 2006, the Company agreed to be acquired for cash by a corporation to be owned by a group of investors led by investment funds affiliated with Francisco Partners.  The investor group also includes Mr. Knowles, Elliott Associates, L.P. and its wholly-owned subsidiaries (“Elliott Associates”) and Elliott International, L.P. (Elliott Associates, Elliott International, L.P. and Elliott International Capital Advisers Inc., collectively, “Elliott”).  The acquisition is to be effected by a merger (the “Merger”) of Meteor Merger Corporation, a New Jersey corporation and a subsidiary of Meteor Holding Corporation, a Delaware corporation (“MHC”), with and into the Company pursuant to a definitive merger agreement (the “Merger Agreement”).  MHC is currently a wholly-owned subsidiary of FP-Metrologic, LLC, a Delaware limited liability company (“FP LLC”).  Francisco Partners II, L.P. (“FP II”) and Francisco Partners Parallel Fund II, L.P. (“FPP II”) (FP LLC, FP II and FPP II, collectively, “FP”) jointly hold 100% of the interests in FP LLC.  None of the Reporting Persons has any ownership interest in Elliott or FP.

Pursuant to a Contribution and Voting Agreement (the “Agreement”) dated as of September 12, 2006, entered into among MHC and each of the Reporting Persons, Mr. Knowles has agreed, subject to the terms and conditions thereof, that immediately prior to the closing of the Merger, he will contribute 1,680,578 of his shares of the Company’s Common Stock to MHC in exchange for 15% of the common and preferred stock of MHC.  In addition, pursuant to the Agreement, each of the Reporting Persons has agreed to vote all of their shares of the Company’s Common Stock in favor of the Merger and against any alternative proposal and not to sell, transfer, grant any proxies, enter into any voting agreement or otherwise dispose of such shares.  In the event that the Merger Agreement is terminated under certain circumstances, the Reporting Persons have agreed, with respect to shares owned by the Reporting Persons amounting to 35% of the total outstanding shares of the Company’s Common Stock, to vote such shares against any alternative proposal and to be subject to certain restrictions on transfer of such shares, in each case for a period of up to 10 months. Under the terms of the Agreement, MHC has agreed to reimburse each of the Reporting Persons for their reasonable out of pocket expenses under certain circumstances.

The Reporting Persons may be deemed to be a member of a group within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, consisting of FP, MHC, Elliott and the Reporting Persons.

FP has indicated that it currently owns no shares of the Company’s Common Stock.  Elliott has disclosed, on a Schedule 13D/A filed by Elliott on September 13, 2006, that it currently owns 1,703,885 shares of the Company’s Common Stock, constituting 7.5% of all of the outstanding shares of the Company’s Common Stock.

ITEM 5.                                                     Interest in Securities of the Issuer.

(a)                           Mr. Knowles and Mrs. Knowles collectively beneficially own 9,221,579 shares of the Company’s Common Stock, constituting 40.6% of all of the outstanding shares of the Company’s Common Stock.  This total includes the shares held by the GRAT and the Charitable Entities

CUSIP Number 591676101

described below in this Item 5, and 195,000 shares of Common Stock purchasable upon the exercise of a warrant issued to Mr. Knowles. This total does not include the 380,552 shares held by the Family Trusts (excluding the GRAT) described below in this Item 5, as neither Mr. Knowles nor Mrs. Knowles are trustees for the Family Trusts (excluding the GRAT) and therefore do not hold voting or dispositive power with respect to those shares.

The Charitable Foundation beneficially owns 648,650 shares of the Company’s Common Stock, constituting 2.9% of all of the outstanding shares of the Company’s Common Stock.

The Knowles Foundation beneficially owns 4,049,460 shares of the Company’s Common Stock, constituting 17.8% of all of the outstanding shares of the Company’s Common Stock.

The GRAT beneficially owns 203,891 shares of the Company’s Common Stock, constituting 0.9% of all of the outstanding shares of the Company’s Common Stock.

The CRAT beneficially owns 648,650 shares of the Company’s Common Stock, constituting 2.9% of all of the outstanding shares of the Company’s Common Stock.

The Lynam Trust beneficially owns 100,179 shares of the Company’s Common Stock, constituting 0.4% of all of the outstanding shares of the Company’s Common Stock.

The Starzynski Trust beneficially owns 100,179 shares of the Company’s Common Stock, constituting 0.4% of all of the outstanding shares of the Company’s Common Stock.

The Harry Knowles Trust beneficially owns 59,798 shares of the Company’s Common Stock, constituting 0.3% of all of the outstanding shares of the Company’s Common Stock.

The Marjorie Knowles Trust beneficially owns 59,798 shares of the Company’s Common Stock, constituting 0.3% of all of the outstanding shares of the Company’s Common Stock.

The Robert Knowles Trust beneficially owns 60,598 shares of the Company’s Common Stock, constituting 0.3% of all of the outstanding shares of the Company’s Common Stock.

The shares reported within this Schedule 13D exclude the shares owned by Elliott.

All percentages set forth in this Item 5(a) and in the cover pages of this Schedule 13D are calculated on the basis of 22,686,819 shares of the Company’s Common Stock outstanding as of July 31, 2006 as reported on the Company’s Form 10-Q for the quarter ended June 30, 2006.

(b)                           Each of the Reporting Persons has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of the Company’s Common Stock owned by such Reporting Person, subject to the Agreement.

By virtue of their marital status, each of Mr. and Mrs. Knowles is considered to have the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of the Company’s Common Stock owned by each other, for his or her account.  Where either Mr. or Mrs. Knowles acts as sole trustee of a trust, the sole trustee is considered to have the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of the Company’s Common Stock owned by the trust, but the trustee’s spouse is not considered to have or share such power.

CUSIP Number 591676101

Information regarding each of the Reporting Persons is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)                           Other than as set forth below, each of the Reporting Persons has not made any purchase, sale or any other transaction in the Company’s Common Stock during the 60 days preceding the date of this Schedule 13D:

(1)                                On September 5, 2006, Mr. Knowles sold 4,591 shares of the Company’s Common Stock at a price of $16.9415 per share in an open market transaction effected on the Nasdaq Global Select Market, pursuant to a Rule 10b5-1 trading plan.

(2)                                On September 5, 2006, the Knowles Foundation sold 4,590 shares of the Company’s Common Stock at a price of $16.9415 per share in an open market transaction effected on the Nasdaq Global Select Market, pursuant to a Rule 10b5-1 trading plan.

(3)                                On September 11, 2006, Mr. Knowles made the following donative transfers to the following persons in the amount so indicated opposite such person’s names:

Person	Number of Shares of Common Stock
The Charitable Foundation	648,650
The CRAT	648,650
The Knowles Foundation	1,866,050

(d)                           As to each Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Company’s Common Stock owned by such Reporting Person.

 (e)                          Not applicable.

ITEM 6.                                                     Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

See Item 4 of this Schedule 13D for a description of the Agreement entered into by each of the Reporting Persons.

ITEM 7.                                                     Material to be Filed as Exhibits.

1.                                       Joint Filing Agreement

2.                                     Contribution and Voting Agreement dated as of September 12, 2006, entered into among MHC and each of the Reporting Persons.

CUSIP Number 591676101

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2006

/s/ C. Harry Knowles
C. Harry Knowles

/s/ Janet H. Knowles
Janet H. Knowles

THE KNOWLES CHARITABLE FOUNDATION,
A NEW JERSEY NONPROFIT CORPORATION

By:	/s/ C. Harry Knowles
Name: C. Harry Knowles
Title: President

JANET H. AND C. HARRY KNOWLES
FOUNDATION, INC.

By:	/s/ C. Harry Knowles
Name: C. Harry Knowles
Title: President

THE C. HARRY KNOWLES
GRANTOR RETAINED ANNUITY TRUST NO. 1

By:	/s/ C. Harry Knowles
Name: C. Harry Knowles
Title: Trustee

THE C. HARRY KNOWLES
CHARITABLE REMAINDER ANNUITY TRUST NO. 1

By:	/s/ Janet H. Knowles
Name: Janet H. Knowles
Title: Trustee

CUSIP Number 591676101

TRUST UNDER AGREEMENT OF
C. HARRY KNOWLES DATED 4/8/94
FBO DIANN H. LYNAM

By:	/s/ Ed Plasky
Name: Ed Plasky
Title: Trustee

TRUST UNDER AGREEMENT OF
C. HARRY KNOWLES DATED 4/8/94
FBO DONNAH M. STARZYNSKI

By:	/s/ Ed Plasky
Name: Ed Plasky
Title: Trustee

TRUST UNDER AGREEMENT OF
C. HARRY KNOWLES DATED 4/8/94
FBO HARRY H. KNOWLES, II

By:	/s/ Ed Plasky
Name: Ed Plasky
Title: Trustee

TRUST UNDER AGREEMENT OF
C. HARRY KNOWLES DATED 4/8/94
FBO MARJORIE B. KNOWLES

By:	/s/ Ed Plasky
Name: Ed Plasky
Title: Trustee

TRUST UNDER AGREEMENT OF
C. HARRY KNOWLES DATED 4/8/94
FBO ROBERT H. KNOWLES

By:	/s/ Ed Plasky
Name: Ed Plasky
Title: Trustee